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                                                                   Exhibit 99(d)

                              RONEY & CO., L.L.C.
                              One Griswold Avenue
                            Detroit, Michigan 48226

Dear Principal:

     You are being asked to approve the terms of a transaction (the "Acquisition") pursuant to which Roney & Co., L.L.C. ("Roney") will sell substantially all of its assets to First Chicago NBD Corporation ("FCN") for an aggregate purchase price of $79,642,100, plus the assumption of substantially all of the liabilities of Roney.

     On November 18, 1997, Roney entered into an Asset Purchase Agreement (as amended, the "Purchase Agreement"), with FCN pursuant to which FCN agreed to purchase substantially all of the assets, and assume substantially all of the liabilities, of Roney. Under the terms of Roney's Operating Agreement, Principals holding in excess of 50% of the outstanding Principal interests held by all Principals of Roney are required to approve the Purchase Agreement and the Acquisition before such transaction may be consummated with FCN.

    In accordance with the terms of the Operating Agreement and the Delaware Limited Liability Company Act, Roney is providing to each Principal a Certification and Consent of Principal ("Consent Certificate") for the purpose of obtaining each Principal's consent to the Purchase Agreement and the Acquisition. By executing and returning the executed Consent Certificate to Roney, a Principal will be acknowledging, among other things, the following:
(i) that such Principal has received a copy of the Prospectus which is included with this letter and has been afforded the opportunity to review such Prospectus; (ii) that such Principal has been afforded access to such other information, and has been given the opportunity to ask questions of the members of the Executive Committee of Roney, as such Principal deems necessary or appropriate to evaluate fully and to such Principal's complete satisfaction whether to approve the Purchase Agreement and the transactions contemplated thereby; (iii) that such Principal has received and reviewed the Consent in Lieu of Joint Special Meeting of the Principals, and Members of the Executive Committee, of Roney (the "Resolutions"); and (iv) that such Principal approves, adopts, joins in and votes for the Resolutions and approves, ratifies, confirms and votes for the Purchase Agreement, the transactions contemplated thereby and all other actions taken or to be taken by the Executive Committee of Roney or any person designated by the Executive Committee under authority of the Resolutions. In addition, by executing the Consent Certificate, a Principal will be approving all amendments to the Operating Agreement necessary to permit the actions specified in the Resolutions.

     As mentioned above, enclosed with this letter is a copy of a Prospectus that describes the material terms of the Purchase Agreement and the Acquisition, and provides additional information concerning Roney, FCN and the Common Stock of FCN that will be received by the Principals in partial consideration of the purchase price for Roney's assets. You should review the Prospectus carefully before executing and returning the Consent Certificate to Roney.
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     Also enclosed with this letter are two copies of an employment agreement and a pledge agreement and one copy of an irrevocable stock power that you will be required to execute and deliver to an FCN subsidiary in order to participate in the Acquisition and to receive your allocable portion of the purchase price. If the requisite approval of the Roney Principals is obtained and any Principal elects not to enter into an employment agreement, such Principal so electing not to enter into an employment agreement will receive from Roney only a return of such Principal's capital in Roney, such Principal will not be entitled to receive any portion of the purchase price and, in accordance with Roney's Operating Agreement, such Principal's membership interest in Roney will be terminated prior to such closing of the Acquisition. In order to facilitate the logistics of the closing of the Acquisition, Roney asks that you execute and return each copy of the employment agreement, the pledge agreement and the irrevocable stock power to Roney along with the Consent Certificate. The employment agreement, the pledge agreement and the irrevocable stock power will be held by Roney until the closing of the Acquisition. At the closing of the Acquisition, the FCN subsidiary will date and countersign the copies of the employment agreement and the pledge agreement thereby making them effective and binding on both parties. If Roney does not obtain the requisite consent of its Principals, or if for any other reason the Acquisition does not close, the copies of the employment agreement, the pledge agreement and the irrevocable stock power will not be delivered to FCN and will not become effective.

     Principals who wish to approve the terms of the Purchase Agreement and the Acquisition and authorize Roney to consummate the Acquisition should execute and date the Consent Certificate, and execute copies of the employment agreement, pledge agreement and irrevocable stock power included in this package, and deliver these documents to Roney on or before April 3, 1998 to the attention of Mark Cleland. Once a Consent Certificate is executed and delivered to Roney, it may be revoked at any time prior to 5:00 p.m., Detroit, Michigan time, on April 17, 1998; on and after 5:00 p.m., Detroit, Michigan time, on April 17, 1998 any Consent Certificate in Roney's possession, whether received before or after said date, shall be irrevocable. On and after April 18, 1998, once Roney obtains executed Consent Certificates from Principals holding in excess of 50% of the outstanding Principal interests in Roney and the other conditions to the closing are satisfied, Roney intends to consummate the Acquisition with FCN.


     THE RONEY EXECUTIVE COMMITTEE BELIEVES THAT THE ACQUISITION IS FAIR TO, AND IN THE BEST INTERESTS OF, RONEY AND THE RONEY PRINCIPALS. ACCORDINGLY, THE RONEY EXECUTIVE COMMITTEE HAS UNANIMOUSLY APPROVED AND ADOPTED THE PURCHASE AGREEMENT AND RECOMMENDS THAT THE RONEY PRINCIPALS VOTE FOR THE APPROVAL AND ADOPTION OF THE PURCHASE AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE ACQUISITION.



                                   By order of the Executive Committee of Roney